Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2025

SELWYN LOWER HOLDINGS (CYM) L.P.
By: BTO Holdings Manager IV (CYM) L.L.C., its general partner
By: BTOA IV (CYM) – NQ GP L.P., its sole member
By: BTO GP – NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTO HOLDINGS MANAGER IV (CYM) L.L.C.
By: BTOA IV (CYM) – NQ GP L.P., its sole member
By: BTO GP – NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTOA IV (CYM) – NQ GP L.P.
By: BTO GP – NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTO GP – NQ L.L.C.

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BLACKSTONE HOLDINGS IV L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman